TASEKO ANNOUNCES 43 MILLION POUNDS OF COPPER PRODUCTION
AND FINANCIAL RESULTS FOR THE THIRD QUARTER

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes, sales volumes and inventory stated in this release are on a 100% basis unless otherwise indicated.

October 31, 2018, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE American: TGB) ("Taseko" or the "Company") reports earnings from mining operations before depletion and amortization* of $33.7 million and adjusted net income* of $1.5 million for the three months ended September 30, 2018.

Russell Hallbauer, President & CEO commented, “In August, Gibraltar’s mine engineering group determined that the Granite Pit high wall could be steepened, based on data from geotechnical and rock structure evaluations. We immediately redesigned the Granite Pit pushback, which allowed us earlier access to high grade ore benches. These benches, which we partially mined in the third quarter, were not included in the 2018 mine plan and ended up having a dramatic impact on copper production during the quarter.”

“Not only did we benefit from higher grade ore in the third quarter, but the ore that was processed was also softer and we were able to achieve higher than design throughput of 87,000 tons per day, 6% higher than the previous quarter. The combination of higher grade ore and throughput resulted in 43 million pounds of copper production in the third quarter,” added Mr. Hallbauer.

Mr. Hallbauer continued, “Sales of 29 million pounds in the quarter were below production due to extremely poor rail service, which stranded 18.5 million pounds of copper in concentrate at the mine. The lower sales affected our quarterly revenues by approximately $40 million and cash flow by approximately $30 million, based on current copper pricing.”

“We continued to make progress at our Florence Copper Project during the quarter. The wellfield, SX/EW plant and all associated infrastructure are now commissioned and pre-operations tests are being performed with positive results to-date. We anticipate final authorizations to commence operations from the regulators shortly, and are ready to immediately commence leaching operations. This project represents many near-term catalysts for the Company as we demonstrate the low-cost, environmental and technical attributes of the in-situ production process,” continued Mr. Hallbauer.

“Fourth quarter production is expected to be at a more normalized level, with estimated total copper production of 130 million pounds for 2018. We anticipate that during the fourth quarter the railway will be able to move most of the excess copper concentrate inventory, in addition to the fourth quarter production, to the port for shipping. Depending on vessel scheduling and berth availability, we could realize sales of approximately 45 million pounds (100% basis) for the quarter,” concluded Mr. Hallbauer.

*Non-GAAP performance measure. See end of news release.

Third Quarter Highlights

  Copper production in the third quarter was 43.0 million pounds (100% basis), which represents a 28% increase over the previous quarter as a result of the higher head grades and increased mill throughput;

  Total copper sales for the quarter were 29.0 million pounds (100% basis), as concentrate shipments were delayed by poor rail service between the mine and the port terminal. As a result, inventories increased to 18.5 million pounds of copper (100% basis) at September 30, 2018. The lower sales affected the Company’s quarterly revenues by approximately $40 million and cash flow by approximately $30 million, based on current copper pricing. The excess inventory is expected to be sold in the fourth quarter; Third quarter earnings from mining operations before depletion and amortization* were $33.7 million;

  Net income was $7.1 million ($0.03 net earnings per share) and Adjusted net income* was $1.5 million ($0.01 per share);

  Site operating costs, net of by-product credits* were US$1.34 per pound produced and Total operating costs (C1)* were US$1.58 per pound produced, as unit costs were positively impacted by the higher grades and production;

  The Company has finalized an insurance claim of $7.9 million (75% basis) related to the Cariboo region wildfires in July 2017. Third quarter earnings include an insurance recovery of $3.9 million;

  Construction of the Production Test Facility (“PTF”) for the Florence Copper Project was completed in October, on time and on budget. The facility is operational and first copper cathode is expected by the end of this year;

  Cash flow from operations was $18.1 million, which was impacted by a $12.6 million working capital adjustment related to the increased inventories and the timing of customer payments;

  At September 30, 2018 the Company held put options for 15 million pounds of copper with scheduled maturities over the fourth quarter of 2018 at a strike price of US$2.80 per pound; and

  The Company’s cash balance at September 30, 2018 was $45 million, a reduction from the previous quarter mainly due to the build-up of unsold copper concentrate inventories.

*Non-GAAP performance measure. See end of news release.

HIGHLIGHTS

	Three months ended September			Nine months ended September
Financial Data	30,			30,
(Cdn$ in thousands, except for per share amounts)	2018	2017	Change	2018	2017	Change
Revenues	74,297	78,508	(4,211)	232,749	282,891	(50,142)
Earnings from mining operations before depletion and amortization*	33,742	45,133	(11,391)	83,553	145,020	(61,467)
Earnings from mining operations	13,568	33,348	(19,780)	30,644	111,859	(81,215)
Net income (loss)	7,098	20,136	(13,038)	(16,054)	41,862	(57,916)
Per share - basic (“EPS”)	0.03	0.09	(0.06)	(0.07)	0.19	(0.26)
Adjusted net income (loss)*	1,464	13,405	(11,941)	(7,198)	42,965	(50,163)
Per share - basic (“adjusted EPS”)*	0.01	0.06	(0.05)	(0.03)	0.19	(0.22)
EBITDA*	37,718	48,457	(10,739)	63,597	141,407	(77,810)
Adjusted EBITDA*	31,940	42,356	(10,416)	71,728	133,110	(61,382)
Cash flows provided by operations	18,053	37,124	(19,071)	49,958	179,180	(129,222)

Operating Data (Gibraltar - 100% basis)	Three months ended September 30,			Nine months ended September 30,
	2018	2017	Change	2018	2017	Change
Tons mined (millions)	29.0	23.3	5.7	83.1	66.2	16.9
Tons milled (millions)	8.0	7.2	0.8	22.9	22.0	0.9
Production (million pounds Cu)	43.0	35.1	7.9	99.4	115.7	(16.3)
Sales (million pounds Cu)	28.8	30.2	(1.4)	83.8	111.7	(27.9)

*Non-GAAP performance measure. See end of news release.

REVIEW OF OPERATIONS

Gibraltar Mine (75% Owned)
Operating data (100% basis)	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017
Tons mined (millions)	29.0	27.4	26.7	26.9	23.3
Tons milled (millions)	8.0	7.5	7.5	7.9	7.2
Strip ratio	1.7	1.9	4.1	4.9	4.1
Site operating cost per ton milled (CAD$)*	$10.60	$10.31	$8.68	$7.68	$5.93
Copper concentrate
Grade (%)	0.314	0.263	0.201	0.209	0.284
Recovery (%)	85.9	85.3	75.7	77.5	86.1
Production (million pounds Cu)	43.0	33.5	22.9	25.5	35.1
Sales (million pounds Cu)	28.8	32.2	22.8	32.0	30.2
Inventory (million pounds Cu)	18.5	4.2	2.9	2.7	9.3
Molybdenum concentrate
Production (thousand pounds Mo)	690	506	443	537	445
Sales (thousand pounds Mo)	709	424	433	589	403
Per unit data (US$ per pound produced)*
Site operating costs*	$1.50	$1.78	$2.25	$1.86	$0.97
By-product credits*	(0.16)	(0.12)	(0.23)	(0.17)	(0.09)
Site operating costs, net of by-product credits*	$1.34	$1.66	$2.02	$1.69	$0.88
Off-property costs	0.24	0.32	0.31	0.42	0.30
Total operating costs (C1)*	$1.58	$1.98	$2.33	$2.11	$1.18

OPERATIONS ANALYSIS

Third quarter results

Copper production in the third quarter was 43.0 million pounds, significantly higher than previous quarters as a result of improved head grade and increased concentrator throughput. The improved head grade was mainly achieved by developing a very high grade ore zone near the bottom of the Granite pit pushback faster than planned. During bench development, geotechnical drilling and rock structure evaluations indicated that the high wall could be steepened and additional ore benches could be developed deeper into the Granite Pit. Steepening of the high wall and accelerated mining allowed access to the higher grade ore quicker than that anticipated in the 2018 mine plan.

A total of 29.0 million tons were mined during the period, an increase over previous quarters as haulage truck hours were increased to meet mine plan sequencing requirements. The strip ratio for the third quarter of 1.7 to 1 was lower than recent quarters as a total of 2.9 million tons of mined ore was added to the ore stockpile in the period.

Site operating cost per ton milled* was $10.60 in the third quarter of 2018, which is higher than recent quarters. The increased operating costs are due to the increased mining rate as well as a reduction in the proportion of the mining costs that are capitalized. Waste stripping costs of $7.6 million (75% basis), were capitalized in the third quarter.

*Non-GAAP performance measure. See end of news release.

OPERATIONS ANALYSIS – CONTINUED

Site operating costs per pound produced* decreased to US$1.50 from US$1.78 in the previous quarter, primarily due to higher copper production. Site operating costs per pound produced* does not take into account the insurance recoverable of $3.9 million that was recorded in the third quarter.

Molybdenum production increased to 0.7 million pounds in the third quarter due to improved molybdenum plant operating performance. Molybdenum sales volumes were in line with production levels as the product is delivered to the customer at the mine gate and not affected by rail transportation delays. By-product credits per pound of copper produced* increased to US$0.16 in the third quarter from US$0.12 in the previous quarter.

Off-property costs per pound produced* were US$0.24 for the third quarter of 2018, which is lower than recent quarters as a result of lower copper sales volume relative to copper production during the current period. Off-property costs are lower in periods where sales volumes are lower. Total operating costs (C1) per pound* decreased to US$1.58, a 20% decrease from the second quarter of 2018.

GIBRALTAR OUTLOOK

Fourth quarter 2018 copper production is expected to return to more normal levels, and total copper production is expected to be approximately 130 million pounds for the 2018 year. Inventories of copper in concentrate increased to 18.5 million pounds at September 30, 2018, and we expect that during the fourth quarter rail service will move most of the excess inventory to the port for shipping. Sales volumes in the fourth quarter could be approximately 45 million pounds of copper (100% basis), depending on vessel scheduling and berth availability.

The Company has finalized an insurance claim of $7.9 million (75% basis) related to the Cariboo region wildfires in July 2017. Cash settlement is expected in the fourth quarter.

REVIEW OF PROJECTS

Taseko’s strategy has been to grow the Company by leveraging cash flow from the Gibraltar Mine to assemble and develop a pipeline of projects. We continue to believe this will generate the best, long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper, molybdenum and niobium. Our current focus is on the development of the Florence Copper Project.

Florence Copper Project

In September 2017, the Company announced that it was moving forward with the construction of the Production Test Facility (“PTF”) for the Florence Copper Project. The SX/EW Plant and the associated wellfield, comprised of 24 production, monitoring, observation and point of compliance wells.

Construction of the PTF progressed smoothly through the third quarter and has now been completed, on time and on budget. Total construction expenditures were $32.5 million (US$25.0 million) as at September 30, 2018. The wellfield and associated facilities are ready to commence leaching activities, and first copper production is expected by the end of the year. Construction expenditures on the PTF in the nine months ended September 30, 2018 were $27.3 million (US$20.8 million).

*Non-GAAP performance measure. See end of news release.

REVIEW OF PROJECTS - CONTINUED

Successful operation of the in situ leaching process will allow permits to be amended for the full scale operation of 85 million pounds per year of copper cathode. It is anticipated that construction of the commercial scale operation could be commenced in the first half of 2020.

Aley Niobium Project

Environmental monitoring on the project continues and a number of product marketing initiatives are underway. A drill program was completed in the third quarter to collect samples for further metallurgical testing.

The Company will host a telephone conference call and live webcast on Thursday, November 1, 2018 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. After opening remarks by management, there will be a question and answer session open to analysts and investors. The conference call may be accessed by dialing (877) 303-9079 in Canada and the United States, or (970) 315-0461 internationally.

The conference call will be archived for later playback until November 8, 2018 and can be accessed by dialing (855) 859- 2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 7999942.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs is calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the

	Three months ended		Nine months ended
	September 30,		September 30,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2018	2017	2018	2017
Cost of sales	60,729	45,160	202,105	171,032
Less:
Depletion and amortization	(20,174)	(11,785)	(52,909)	(33,161)
Insurance recoverable	3,875	-	7,875	-
Net change in inventories of finished goods	17,439	5,440	17,593	5,696
Net change in inventories of ore stockpiles	6,716	(2,413)	7,827	(6,262)
Transportation costs	(5,149)	(4,498)	(12,507)	(15,207)
Site operating costs	63,436	31,904	169,984	122,098
Less by-product credits:
Molybdenum, net of treatment costs	(6,937)	(2,725)	(15,776)	(12,867)
Silver, excluding amortization of deferred revenue	42	(107)	(209)	(637)
Site operating costs, net of by-product credits	56,541	29,072	153,999	108,594
Total copper produced (thousand pounds)	32,251	26,306	74,516	86,780
Total costs per pound produced	1.75	1.11	2.07	1.25
Average exchange rate for the period (CAD/USD)	1.31	1.25	1.29	1.31
Site operating costs, net of by-product credits (US$ per pound)	1.34	0.88	1.61	0.96
Site operating costs, net of by-product credits	56,541	29,072	153,999	108,594
Add off-property costs:
Treatment and refining costs of copper concentrate	4,725	5,378	14,617	21,900
Transportation costs	5,149	4,498	12,507	15,207
Total operating costs	66,415	38,948	181,123	145,701
Total operating costs (C1) (US$ per pound)	1.58	1.18	1.89	1.28

copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Adjusted net income (loss)

Adjusted net income (loss) remove the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gains/losses;
  Unrealized gain/loss on copper put options;
  Losses on settlement of long-term debt and copper call option; and
  Write-down of mine equipment.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended		Nine months ended
	September 30,		September 30,
($ in thousands, except per share amounts)	2018	2017	2018	2017
Net income (loss)	7,098	20,136	(16,054)	41,862
Unrealized foreign exchange (gain) loss	(5,244)	(10,299)	10,817	(19,225)
Unrealized (gain) loss on copper put options	(534)	647	(2,686)	1,072
Loss on copper call option	-	-	-	6,305
Loss on settlement of long-term debt	-	-	-	13,102
Write-down of mine equipment	-	3,551	-	3,551
Estimated tax effect of adjustments	144	(630)	725	(3,702)
Adjusted net income (loss)	1,464	13,405	(7,198)	42,965
Adjusted EPS	0.01	0.06	(0.03)	0.19

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

  Unrealized foreign exchange gains/losses;
  Unrealized gain/loss on copper put options;
  Losses on settlement of long-term debt and copper call option; and
  Write-down of mine equipment.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

While some of the adjustments are recurring, other non-recurring expenses do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments,

	Three months ended		Nine months ended
	September 30,		September 30,
($ in thousands)	2018	2017	2018	2017
Net income (loss)	7,098	20,136	(16,054)	41,862
Add:
Depletion and amortization	20,174	11,785	52,909	33,161
Amortization of share-based compensation expense (recovery)	(386)	2,250	(994)	5,779
Finance expense	9,829	8,385	28,873	37,738
Finance income	(296)	(403)	(940)	(1,204)
Income tax expense (recovery)	1,299	6,304	(197)	24,071
EBITDA	37,718	48,457	63,597	141,407
Adjustments:
Unrealized foreign exchange (gain) loss	(5,244)	(10,299)	10,817	(19,225)
Write-down of mine equipment	-	3,551	-	3,551
Unrealized (gain) loss on copper put options	(534)	647	(2,686)	1,072
Loss on copper call option	-	-	-	6,305
Adjusted EBITDA	31,940	42,356	71,728	133,110

and unrealized foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended		Nine months ended
	September 30,		September 30,
(Cdn$ in thousands)	2018	2017	2018	2017
Earnings from mining operations	13,568	33,348	30,644	111,859
Add:
Depletion and amortization	20,174	11,785	52,909	33,161
Earnings from mining operations before depletion and amortization	33,742	45,133	83,553	145,020

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Site operating costs per ton milled

	Three months ended		Nine months ended
	September 30,		September 30,
(Cdn$ in thousands, except per ton milled amounts)	2018	2017	2018	2017
Site operating costs (included in cost of sales)	63,436	31,904	169,984	122,098

Tons milled (thousands) (75% basis)	5,983	5,380	17,208	16,480
Site operating costs per ton milled	$10.60	$5.93	$9.88	$7.41

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward looking statements”) that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Any statements that express, or involve discussions as to, expectations, believes, plans, objectives, assumptions or future events or performance that are not historical facts, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•

uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

•

uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary title, licenses and permits for development projects and project delays due to third party opposition;
•	our ability to comply with the extensive governmental regulation to which our business is subject;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•

changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark-to-market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•

the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore;
•

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;

•	the availability of, and uncertainties relating to the development of, infrastructure necessary for the development of our projects;
•	our reliance upon key personnel; and
•	uncertainties relating to increased competition and conditions in the mining capital markets.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission at www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the “Risk Factors” included in our Annual Information Form.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.